 Filed Pursuant to Rule 424B3
Securities Act File No. 333-281077

FUNDRISE INNOVATION FUND, LLC (the “Fund”)

SUPPLEMENT DATED FEBRUARY 3, 2026 TO THE PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION OF THE FUND, EACH DATED AUGUST 1, 2025

This Supplement supersedes certain disclosures contained in the Fund’s Prospectus and Statement of Additional Information.

On January 9, 2026 and January 14, 2026, the Board of Directors (the “Board”) of Fundrise Growth Tech Fund, LLC (the “Fund”) approved a series of proposals intended to facilitate the conversion of the Fund from a closed-end fund operating as a tender offer fund to a listed closed-end fund (the “Conversion”) with shares of the Fund listed on a national securities exchange (the “Exchange”), subject to the approval of Fund shareholders, and the Exchange and the satisfaction of its listing standards. In connection with the Conversion, shareholders of the Fund are being asked to approve: the Conversion and listing of the Fund on the Exchange; an amendment to the Investment Management Agreement between the Fund and Fundrise Advisors, LLC (the “Adviser”) to increase the management fee that Fund shareholders pay from 1.85% to 2.5% of the average daily value of the Fund’s net assets; and an amendment to the Fund’s current Limited Liability Company Agreement (“LLC Agreement”) to implement a six-month restriction on the sale of Fund shares purchased prior to February 20, 2026  (the “Proposals”). A proxy statement detailing the Proposals is expected to be sent to shareholders of the Fund on or about February 3, 2026, and the related Special Shareholder Meeting is scheduled to be held on or about February 19, 2026 at 5 p.m. EST. Please see the proxy statement for more information.

There is no guarantee that the Proposals will be approved by the shareholders or that the Fund's shares will subsequently be approved for listing on the Exchange.

In addition, in connection with the Conversion, certain updates will be made to the Fund’s Limited Liability Company Agreement (the “Amendments”), and the Board will be divided into three classes (the “Board Classification”). The Amendments and Board Classification are expected to take effect upon the listing of the Fund on the Exchange. The Amendments and Board Classification do not require shareholder approval. Detailed information about the Amendments and Board Classification will be provided to shareholders in an information statement that is expected to be sent to shareholders in the first quarter of 2026.

Additionally, at the meeting held on January 9, 2026, the Board approved a legal name change of the Fund from “Fundrise Growth Tech Fund, LLC” to “Fundrise Innovation Fund, LLC,” effective January 20, 2026. The name change will not result in any changes to the Fund’s investment objective, strategy, or investment policies.

At the meeting held on January 14, 2026, the Board also approved, effective as of the listing of the Fund’s shares, the termination of the expense limitation agreement under which the Adviser had agreed to waive its management fee and/or pay or reimburse the ordinary annual operating expenses of the Fund to the extent necessary to limit the Fund’s operating expenses to 3.00% of the Fund’s average daily net assets.

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For more information, please contact a Fund customer service representative toll free at
(202) 584-0550. Shareholders will receive a proxy statement and information statement with additional information about the changes discussed herein.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE